UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 333-261849

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	Optimus Healthcare Services, Inc.
Former name if applicable
Address of principal executive office	1400 Old Country Road, Suite 306
City, state and zip code	Westbury, NY 11590

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Optimus Healthcare Services, Inc.. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended March 31, 2024 (the “Form 10-Q”) by the filing date for the reasons discussed in this Form 12b-25.  The Company previously reported in its Notification of Late Filing on Form 12b-25, filed with the SEC on April 1, 2024, that the Company was unable to file its Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) within the prescribed time period. The Company is working diligently to complete and file the Form 10-Q as soon as practicable. However, given the time and focus dedicated to the Company’s completion of its annual report on Form 10-K, the Company is necessarily delayed in its reporting and review process for the quarter ended March 31, 2024. As a result, the Company does not expect to complete the preparation and filing of the Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Thomas McNeill	(516)	806-4201
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes  ☒ No

As of the date of this Form 12b-25, the Company has not filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes   ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note on Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this Form 12b-25 are forward-looking statements, including statements regarding the Company’s expectation regarding the timing of the filing with the SEC of the Form 10-K and Form 10-Q. Such forward looking statements may be identified by, among other things, the use of forward-looking terminology such as “believe,” “expect,” “may,” “could,” “would,” “plan,” “intend,” “estimate,” “predict,” “potential,” “continue,” “should” or “anticipate” or the negative thereof or other variations thereon or comparable terminology.

Forward-looking statements are based on beliefs and assumptions by management and the Board of Directors of the Company (the “Board”), and on information currently available to the Board and management. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential consequences of the matters discussed in this Form 12b-25 include, but are not limited to: the risk that additional information may arise prior to the filing of the Form 10-K and Form 10-Q; the risk that the Company may determine to include additional adjustments as it finalizes the Form 10-K and Form 10-Q, the financial statements for the fiscal year ended December 31, 2023, and the financial statements for the three months ended March 31, 2024; the risk that the timing and ultimate conclusions of the auditors regarding the audit of the Company’s financial statements could differ from the Company’s current expectations; the risk that the completion and filing of the Company’s Form 10-Q will take longer than expected and will not be completed by the extension period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended; the possibility that the Company will not be able to become current in its filings with the SEC; the risk of investigations or actions by governmental authorities or regulators and the consequences thereof, including the imposition of civil or criminal penalties; and the risk that the Company may become subject to stockholder lawsuits or claims. It is very difficult to predict the effect of known factors, and the Company cannot anticipate all factors that could affect actual results that may be important to an investor. All forward-looking information should be evaluated in the context of these risks, uncertainties and other factors, including those factors disclosed under “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and the Company’s subsequent reports filed with the SEC.

All forward-looking statements in this Form 12b-25 are based on information available to the Company as of the date hereof. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Optimus Healthcare Services, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 16, 2024		/s/ Thomas McNeill
	By:	Thomas McNeill
	Title:	Chief Financial Officer